UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Resignation of a Director

Mr. Greg Warnock, a director of Nvni Group Limited (the “Company”), has resigned from the Board of Directors of the Company and as the Chairman of the audit committee due to personal reasons, effective November 24, 2023. Mr. Warnock’s resignation did not result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

The Board of Directors is evaluating the appointment of another independent director from the existing members of the Board to fill the vacancy on the audit committee created by Mr. Warnock’s resignation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: December 1, 2023	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer